Broadwind Energy, Inc.

3240 South Central Avenue

Cicero, Illinois 60804

October 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Pamela A. Long/Kate McHale

Re:	Broadwind Energy, Inc.
Registration Statement on Form S-3
File No. 333-219931

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Broadwind Energy, Inc. (the “Company”) hereby respectfully requests acceleration of effectiveness of the above-referenced Registration Statement to 11:00 a.m., Eastern Time, on Tuesday, October 10, 2017, or as soon thereafter as is practicable.

The Company hereby acknowledges the following:

•  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in  declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please contact our counsel, Andrew J. Klinghammer of Thompson Coburn LLP at (314) 552-6171, should you have any questions regarding the foregoing.

Sincerely,

BROADWIND ENERGY, INC.

By: /s/ Jason L. Bonfigt
Name: Jason L. Bonfigt
Title: Vice President and Chief Financial Officer